Monthly Report - August, 2015

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        7,613,486       10,279,083
Change in unrealized gain (loss) on open         (15,008,326)      (3,797,465)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0           11,004
      obligations
   Change in unrealized gain (loss) from U.S.        (72,653)         (49,220)
      Treasury obligations
Interest Income 			               42,428          266,093
Foreign exchange gain (loss) on margin deposits      (81,712)        (353,634)
                                                  ___________	     _________
6Total: Income 				          (7,506,777)        6,355,861

Expenses:
   Brokerage commissions 		            1,008,233        8,740,924
   Management fee 			               31,386          257,594
   20.0% New Trading Profit Share 	            (140,227)           20,513
   Custody fees 		       	                  646           28,738
   Administrative expense 	       	               99,757          808,527
					         ------------    -------------
Total: Expenses 		                      999,795        9,856,296
Net Income(Loss)			   $      (8,506,572)      (3,500,435)
for August, 2015

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (200,432.171    $     5,809,885    217,728,123    223,538,008
units) at July 31, 2015
Addition of 		 	            493        378,180        378,673
326.784 units on August 1, 2015
Redemption of 		 	              0    (3,298,059)    (3,298,059)
(3,127.030) units on  August 31, 2015*
Net Income (Loss)               $     (198,481)    (8,308,091)    (8,506,572)
for August, 2015
         			   -------------   -------------   -----------


Net Asset Value at August 31, 2015
(197,687.360 units inclusive
of 55.435 additional units) 	      5,611,897    206,500,153    212,112,050
				  =============  ============= ==============


		GLOBAL MACRO TRUST August 2015 UPDATE
                      Year to Date     Net Asset
Series	  August ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (3.92)% 	 (2.24)%  $    1,047.85	  181,046.628 $   189,709,603
Series 2     (2.90)% 	   0.40%  $    1,305.64	       39.121 $        51,078
Series 3     (2.88)% 	   0.55%  $    1,322.61	   14,086.495 $    18,630,968
Series 4     (3.42)% 	   2.00%  $    1,479.22	    2,515.116 $     3,720,401

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			September 15, 2015
Dear Investor:


Following a month of extraordinary volatility in both financial and commodity markets, the Trust was unprofitable in August. A sizable loss from trading equity index futures far outweighed a fractional gain from trading currency forwards. Trading of interest rate futures and energy futures each produced fractional losses, largely due to declines suffered on the final three trading days of August when oil prices rose over 25%, the largest three day gain in 25 years. Trading of metal, soft and agricultural commodity futures were nearly flat.

Futile attempts by Chinese officials to stem a sharp equity selloff and a surprise devaluation of the Chinese yuan coupled with weak economic data-including a sharp drop in exports and the report that a China manufacturing index had fallen to a 2-year low-raised questions about how China's leadership was addressing an economic slowdown. At the same time, doubts about whether the Fed would raise interest rates in September increased as the FOMC weighed strong U.S. growth and employment data against still below target U.S. inflation statistics, increased market volatility and slowing growth in emerging economies. Moreover, upcoming elections in Greece, Turkey, Argentina,
Singapore and Canada, and heightened political uncertainties elsewhere-Brazil, Russia, Malaysia, Thailand and the Middle East-only added to investor uncertainty.

In this environment investors sold equities aggressively and volatility spiked higher. Long positions in U.S., Japanese, Hong Kong, Canadian,
European and Australian equity futures registered losses and were reduced or reversed. A short VIX trade was unprofitable also. On the other hand, short trades in the Korean, Taiwanese and Singaporean indices were profitable.

Interest rate trading was fractionally negative as losses from long positions in Continental European futures outweighed small gains from long positions in British and Japanese futures. Long positions in German, French and Italian note and bond futures were negatively impacted by the flight out of risky assets, while U.S., U.K., and Japanese, positions seemed to be beneficiaries of those flows. Meanwhile, the volatility of all interest rate futures positions increased as questions swirled about the timing of the anticipated Federal Reserve rate rises. Also, during late August when comments out of the Fed's Jackson Hole conference seemed to infer a September increase was likely, long futures positions sustained losses.

In the wake of the difficult economic and political situations in Asia and emerging markets, long U.S. dollar positions versus the currencies of Brazil, Chile, Colombia, Korea, Mexico, New Zealand, Russia, Singapore, South Africa and Turkey were profitable. On the other hand, as risk was unwound, the euro and yen, which have been used as funding vehicles due to their low interest rates, advanced faster than the U.S, dollar and long dollar positions versus these currencies were unprofitable. Long dollar trades against the Czech, Swiss and Swedish currencies were similarly unprofitable. Long euro trades versus Norway, Turkey and Australia were marginally profitable.

Energy trading was fractionally unprofitable. Gains on short crude oil and product positions that accrued during much of August when energy prices plunged were reversed over the final few days of the month when prices soared amid signs that U.S. production during the first half of 2015 had fallen more than previously reported, and that OPEC might be willing to alter its current production stance. Metal trading was flat as profits on short positions due to price declines for most of August were erased late in the month when metal prices advanced in the wake of solid U.S. economic data and a late oil rally. Profits from short positions in copper, nickel, zinc and aluminum were offset by losses on short gold and silver trades. Soft and agricultural commodities were marginally positive due to profits from short positions in soybean oil, soybeans, wheat, coffee, and sugar.



     Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman